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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                               (AMENDMENT NO. 10)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            MAXWELL SHOE COMPANY INC.
                       (Name of Subject Company (Issuer))

                              MSC ACQUISITION CORP.
                            JONES APPAREL GROUP, INC.
                      (Names of Filing Persons -- Offerors)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    577766108
                      (CUSIP Number of Class of Securities)

                               IRA M. DANSKY, ESQ.
                            JONES APPAREL GROUP, INC.
                                  1411 BROADWAY
                            NEW YORK, NEW YORK 10018
                            TELEPHONE: (212) 536-9526
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                             SCOTT A. BARSHAY, ESQ.
                           CRAVATH, SWAINE & MOORE LLP
                                 WORLDWIDE PLAZA
                                825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 474-1000



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                            CALCULATION OF FILING FEE

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         TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**

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              $373,926,555                               $47,377

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*     For purposes of calculating the amount of filing fee only. Based on the offer to purchase 16,618,958 shares of Class A Common Stock, par value $.01 per share, of Maxwell Shoe Company Inc., including the associated preferred stock purchase rights, at a purchase price of $22.50 per share, net to the seller in cash, without interest. Such number represents the total of 14,861,431 shares issued and outstanding as of April 12, 2004 and 1,757,527 shares issuable upon the exercise of stock options outstanding as of April 12, 2004 (as reported in Amendment No. 3 to Maxwell's Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on April 12, 2004).

** The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and equals 0.00012670% of the transaction valuation based on Fee Rate Advisory #7 for Fiscal Year 2004 issued by the SEC on January 26, 2004.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:           $42,056

      Form or Registration No.:         Schedule TO (005-43801)

      Filing Party:                     Jones Apparel Group, Inc.

      Date Filed:                       March 23, 2004

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                                   SCHEDULE TO

      This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2004 (as previously amended, the "Schedule TO") relating to the offer by MSC Acquisition Corp., a New York corporation ("Purchaser") and an indirect wholly owned subsidiary of Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"), to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), and (2) unless and until validly redeemed by Maxwell's Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell (the "Rights") issued pursuant to the Rights Agreement, dated as of November 2, 1998 (as amended from time to time, the "Rights Agreement"), by and between Maxwell and EquiServe Trust Company, N.A., as Rights Agent, at a price of $22.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2004 (as amended and supplemented, the "Offer to Purchase"), the Supplement to the Offer to Purchase dated May 26, 2004 (the "Supplement"), and the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

      Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

      All references in the Offer to Purchase to the offer price of $20.00 per Share are hereby amended and restated to refer to the revised $22.50 per Share offer price.

      The information set forth in the Supplement is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

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ITEM 12. EXHIBITS.

         (a)(1)(I)     Supplement to the Offer to Purchase, dated May 26, 2004.

         (a)(1)(J)     Revised Letter of Transmittal.

         (a)(1)(K)     Revised Notice of Guaranteed Delivery.

         (a)(1)(L) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

         (a)(1)(M) Form of Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

         (a)(1)(N) Press release issued by Jones Apparel Group, Inc., dated May 26, 2004.


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                                    SIGNATURE

      After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of May 26, 2004 that the information set forth in this statement is true, complete and correct.

                                     MSC ACQUISITION CORP.,

                                     By:          /s/ Wesley R. Card
                                         ---------------------------------------
                                           Name:  Wesley R. Card
                                           Title: Chief Financial Officer
                                                  and Treasurer


                                     JONES APPAREL GROUP, INC.,

                                     By:          /s/ Wesley R. Card
                                         ---------------------------------------
                                           Name:  Wesley R. Card
                                           Title: Chief Operating and Financial
                                                  Officer


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EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

(a)(1)(I)         Supplement to the Offer to Purchase, dated May 26, 2004.

(a)(1)(J)         Revised Letter of Transmittal.

(a)(1)(K)         Revised Notice of Guaranteed Delivery.

(a)(1)(L) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(M) Form of Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(N)         Press release issued by Jones Apparel Group, Inc., dated
                  May 26, 2004.